UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of our banking operation in Colombia under Colombian Banking GAAP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Item 1

                                               [logo]

                             Monthly report of unconsolidated results of
                                 our banking operation in Colombia
                                    under Colombian Banking GAAP

                                              June, 2013

 Disclaimer

 Grupo Aval  Acciones y Valores S.A.  ("Grupo  Aval") is an issuer in Colombia of  securities  registered  with the
 National Registry of Shares and Issuers  (Registro  Nacional de Valores y Emisores),  and in this capacity,  it is subject to oversight by the  Superintendency of Finance.  Grupo Aval is not a financial  institution and it is not supervised or regulated as a financial  institution  in Colombia.  Grupo Aval is not required to file  individual, nor consolidated financial statements on a monthly basis.

 These  results are  exclusively  provided  for  informational  purposes and contain the  unconsolidated  financial statements of our four Colombian  banking  subsidiaries  (Banco de Bogota,  Banco de Occidente,  Banco Popular and
 Banco AV Villas,  together,  the  "Banks")  as  reported  to the  Superintendency  of  Finance,  and the  combined financial  statements  of the  unconsolidated  results  of  our  Banks,  which  reflect  approximately  80% of the consolidated  results of Grupo Aval. These  unconsolidated  financial  statements do not reflect the consolidation process of  subsidiaries  such as  Corficolombiana,  Porvenir or BAC  Credomatic,  are not intended to reflect the consolidated  financial  statements of Grupo Aval and are not necessarily  indicative of the results for any other future interim period.

 Even though, the information herein has not been audited,  financial  statements and other financial data included in this report is prepared in accordance  with the  regulations  of the  Superintendency  of Finance for financial institutions  (Resolution  3600 of 1988 and External  Circular 100 of 1995) and, on issues not  addressed by these regulations,  generally accepted accounting  principles  prescribed by the Superintendency of Finance for banks to operate in  Colombia,  consistently  applied,  together  with such  regulations,  on the filing  date,  "Colombian
 Banking GAAP."

 Recipients of this document are responsible for the assessment and use of the information  provided herein.  Grupo
 Aval shall not be responsible  for any decision taken by investors in connection  with this document.  The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff

Financial Planning and Investor Relations Officer
Tel.: +571 241 9700 x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JUNE, 2013

BALANCE SHEET	As of			Growth (%)	
(Ps. Millions)	Jun-12	May-13	Jun-13	Jun-13 Vs. May-13	Jun-13 Vs. Jun-12
ASSETS					
CASH AND CASH EQUIVALENTS					
Cash and due from banks	7,453,193	6,636,120	7,414,647	11.7	(0.5)
Interbank and overnight funds	526,923	1,024,019	1,587,406	55.0	201.3
Total Cash and cash equivalents	**7,980,116**	**7,660,140**	**9,002,053**	**17.5**	**12.8**
INVESTMENT SECURITIES					
Debt securities	10,804,476	11,881,134	12,566,833	5.8	16.3
Trading	1,884,661	3,365,359	3,621,876	7.6	92.2
Available for Sale	5,959,456	5,685,681	5,972,133	5.0	0.2
Held to maturity	2,960,360	2,830,094	2,972,825	5.0	0.4
Equity securities	7,248,464	9,241,564	9,284,975	0.5	28.1
Trading	33,491	45,521	43,454	(4.5)	29.7
Available for Sale	7,214,973	9,196,044	9,241,520	0.5	28.1
Allowance	(2,896)	(3,008)	(3,025)	0.6	4.4
Total investment securities, net	**18,050,044**	**21,119,690**	**21,848,783**	**3.5**	**21.0**
LOANS AND FINANCIAL LEASES					
Commercial loans	37,682,024	41,760,903	42,326,079	1.4	12.3
Consumer loans	16,961,800	19,339,405	19,425,583	0.4	14.5
Microcredit	281,219	295,120	297,790	0.9	5.9
Mortgage loans	909,031	1,272,690	1,333,613	4.8	46.7
Financial leases	5,082,009	5,727,205	5,837,755	1.9	14.9
Allowance for loans and financial leases losses	(2,177,512)	(2,502,791)	(2,508,377)	0.2	15.2
Total loans and financial leases, net	**58,738,572**	**65,892,533**	**66,712,442**	**1.2**	**13.6**
Interest accrued on loans and financial leases	654,080	699,817	702,667	0.4	7.4
Allowance on Interest accrued on loans and financial leases	(72,864)	(83,043)	(83,110)	0.1	14.1
Interest accrued on loans and financial leases, net	**581,216**	**616,774**	**619,557**	**0.5**	**6.6**
Bankers' acceptances, spot transactions and derivatives	297,618	397,178	377,635	(4.9)	26.9
Accounts receivable, net	945,832	1,067,158	1,107,001	3.7	17.0
Property, plant and equipment, net	853,367	847,842	833,489	(1.7)	(2.3)
Operating leases, net	359,770	353,473	357,235	1.1	(0.7)
Foreclosed assets, net	60,362	63,341	60,499	(4.5)	0.2
Prepaid expenses and deferred charges	583,491	505,848	508,406	0.5	(12.9)
Goodwill, net	525,305	503,426	501,386	(0.4)	(4.6)
Other assets, net	788,169	825,106	950,101	15.1	20.5
Reappraisal of assets	1,836,290	2,023,311	1,949,783	(3.6)	6.2
Total assets	**91,600,154**	**101,875,820**	**104,828,369**	**2.9**	**14.4**
LIABILITIES					
DEPOSITS					
Checking accounts	13,805,787	12,919,410	14,836,872	14.8	7.5
Time deposits	16,711,299	19,495,240	19,788,789	1.5	18.4
Savings deposits	27,951,699	33,028,454	34,349,222	4.0	22.9
Other	608,247	550,156	609,181	10.7	0.2
Total deposits	**59,077,032**	**65,993,260**	**69,584,065**	**5.4**	**17.8**
Bankers' acceptances, spot transactions and derivatives	230,594	484,524	486,395	0.4	110.9
Interbank borrowings and overnight funds	4,213,240	2,973,176	2,379,064	(20.0)	(43.5)
Borrowings from banks and other	4,896,336	4,690,903	4,659,570	(0.7)	(4.8)
Accrued interest payable	238,481	245,172	294,660	20.2	23.6
Other accounts payable	2,039,214	2,083,052	2,246,851	7.9	10.2
Bonds	5,055,059	7,226,056	7,202,366	(0.3)	42.5
Estimated Liabilities	693,595	866,309	717,153	(17.2)	3.4
Other liabilities	771,608	747,648	863,475	15.5	11.9
Total liabilities	**77,215,158**	**85,310,099**	**88,433,599**	**3.7**	**14.5**
Total shareholders' equity	**14,384,996**	**16,565,721**	**16,394,770**	**(1.0)**	**14.0**
Total liabilities and shareholders' equity	**91,600,154**	**101,875,820**	**104,828,369**	**2.9**	**14.4**

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JUNE, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-12	Jun-13	Jun-13 Vs. Jun-12	May-13	Jun-13	Jun-13 Vs. May-13
INTEREST INCOME						
Interest on loans	3,130,880	3,392,888	8.4	559,815	559,947	0.0
Interest on investment securities	378,454	456,738	20.7	24,990	48	(99.8)
Interbank and overnight funds	68,639	64,995	(5.3)	7,500	13,222	76.3
Financial leases	266,057	304,323	14.4	49,444	47,892	(3.1)
Total Interest Income	**3,844,029**	**4,218,944**	**9.8**	**641,749**	**621,109**	**(3.2)**
INTEREST EXPENSE						
Checking accounts	57,101	57,355	0.4	8,579	8,308	(3.2)
Time deposits	456,282	474,859	4.1	77,394	74,187	(4.1)
Saving deposits	550,847	525,660	(4.6)	82,412	79,756	(3.2)
Total interest expense on deposits	**1,064,231**	**1,057,874**	**(0.6)**	**168,385**	**162,251**	**(3.6)**
Borrowings from banks and others	109,018	75,316	(30.9)	11,398	11,389	(0.1)
Interbank and overnight funds (expenses)	40,843	31,990	(21.7)	4,459	8,144	82.6
Bonds	187,585	197,859	5.5	34,161	32,949	(3.5)
Total interest expense	**1,401,677**	**1,363,039**	**(2.8)**	**218,403**	**214,733**	**(1.7)**
Net Interest Income	**2,442,352**	**2,855,905**	**16.9**	**423,346**	**406,376**	**(4.0)**
Provisions for loan and financial lease losses, accrued interest and other, net	408,214	614,320	50.5	99,863	104,424	4.6
Recovery of charged-off assets	(62,924)	(71,995)	14.4	(12,484)	(12,378)	(0.8)
Provision for investment securities, foreclosed assets and other assets	13,849	15,398	11.2	2,613	2,479	(5.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,677)	(10,222)	118.6	(4,809)	(2,947)	(38.7)
Total provisions, net	**354,462**	**547,501**	**54.5**	**85,183**	**91,579**	**7.5**
Net interest income after provisions	**2,087,890**	**2,308,404**	**10.6**	**338,163**	**314,797**	**(6.9)**
FEES AND OTHER SERVICES INCOME						
Commissions from banking services	450,698	474,262	5.2	81,577	81,313	(0.3)
Branch network services	14,537	14,657	0.8	2,513	2,580	2.7
Credit card merchant fees	73,666	88,871	20.6	15,218	15,233	0.1
Checking fees	36,559	32,822	(10.2)	5,785	5,068	(12.4)
Other	40,584	43,414	7.0	7,460	7,353	(1.4)
Total fees and other services income	**616,044**	**654,026**	**6.2**	**112,554**	**111,547**	**(0.9)**
Fees and other services expenses	164,885	179,528	8.9	30,035	30,494	1.5
Fees and other services income, net	**451,159**	**474,498**	**5.2**	**82,519**	**81,053**	**(1.8)**
OTHER OPERATING INCOME						
Foreign exchange (losses) gains, net	(120,692)	220,141	(282.4)	105,611	30,908	(70.7)
Gains (losses) on derivative operations, net	170,568	(133,069)	(178.0)	(81,880)	(14,133)	(82.7)
Gains on sales of investments in equity securities, net	(2)	-	(100.0)	0	-	(100.0)
Dividend Income	415,905	566,872	36.3	57,162	83,058	45.3
Other	86,496	91,077	5.3	15,512	15,411	(0.7)
Total other operating income	**552,274**	**745,020**	**34.9**	**96,406**	**115,243**	**19.5**
Total operating income	**3,091,323**	**3,527,922**	**14.1**	**517,087**	**511,093**	**(1.2)**
OPERATING EXPENSES						
Salaries and employee benefits	564,671	609,745	8.0	103,600	100,632	(2.9)
Bonus plan payments	18,483	19,979	8.1	2,992	2,251	(24.8)
Termination payments	3,135	2,760	(12.0)	448	353	(21.2)
Administrative and other expenses	863,602	1,000,628	15.9	169,181	172,360	1.9
Insurance on deposit, net	82,987	93,652	12.9	15,745	16,315	3.6
Charitable and other donation expenses	3,997	1,116	(72.1)	124	426	243.9
Depreciation	105,018	112,431	7.1	18,730	19,316	3.1
Goodwill amortization	11,214	11,986	6.9	1,989	2,040	2.6
Total operating expenses	**1,653,106**	**1,852,296**	**12.0**	**312,808**	**313,693**	**0.3**
Net operating income	**1,438,217**	**1,675,626**	**16.5**	**204,279**	**197,401**	**(3.4)**
NON-OPERATING INCOME (EXPENSE)						
Other income	115,442	163,837	41.9	22,088	32,288	46.2
Other expenses	30,265	41,024	35.6	9,208	6,590	(28.4)
Non-operating income (expense), net	**85,177**	**122,813**	**44.2**	**12,881**	**25,697**	**99.5**
Income before income tax expense	**1,523,395**	**1,798,439**	**18.1**	**217,159**	**223,098**	**2.7**
Income tax expense	420,016	489,102	16.4	61,047	59,226	(3.0)
Net Income	**1,103,379**	**1,309,337**	**18.7**	**156,112**	**163,871**	**5.0**

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BANCO DE BOGOTA
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

                                                BALANCE SHEET                  As of                        Growth (%)
                                                                                                    Jun-13 Vs.  Jun-13
(Ps. Millions)                                               Jun-12        May-13        Jun-13                    Vs.
                                                                                                     May-13    Jun-12

ASSETS
CASH AND CASH EQUIVALENTS
  Cash and due from banks                                    4,253,327     3,388,364      3,507,753      3.5    (17.5)
  Interbank and overnight funds                                180,330       253,029        971,662    284.0     438.8
Total Cash and cash equivalents                              4,433,656     3,641,393      4,479,415     23.0       1.0
INVESTMENT SECURITIES
Debt securities                                              4,975,649     5,583,419      5,641,300      1.0      13.4
  Trading                                                      477,183     1,247,708      1,464,831     17.4     207.0
  Available for Sale                                         3,047,861     2,852,851      2,763,238    (3.1)     (9.3)
  Held to maturity                                           1,450,605     1,482,860      1,413,231    (4.7)     (2.6)
Equity securities                                            5,780,280     7,257,704      7,316,472      0.8      26.6
  Trading                                                            -             -              -     N.A.      N.A.
  Available for Sale                                         5,780,280     7,257,704      7,316,472      0.8      26.6
Allowance                                                         (707)         (755)         (763)      1.1       7.9
Total investment securities, net                            10,755,222    12,840,367     12,957,009      0.9      20.5
LOANS AND FINANCIAL LEASES
  Commercial loans                                          21,822,180    24,981,381     25,159,131      0.7      15.3
  Consumer loans                                             5,477,889     6,300,364      6,328,606      0.4      15.5
  Microcredit                                                  242,475       265,563        268,933      1.3      10.9
  Mortgage loans                                                80,508       345,437        388,307     12.4     382.3
  Financial leases                                           1,127,296     1,347,975      1,353,179      0.4      20.0
Allowance for loans and financial leases losses               (894,420)   (1,097,442)   (1,094,529)    (0.3)      22.4
Total loans and financial leases, net                       27,855,928    32,143,277     32,403,628      0.8      16.3
Interest accrued on loans and financial leases                 325,245       350,388        349,036    (0.4)       7.3
Allowance on Interest accrued on loans and financial
  leases                                                       (37,534)      (44,242)      (44,890)      1.5      19.6
Interest accrued on loans and financial leases, net            287,712       306,146        304,146    (0.7)       5.7
Bankers' acceptances, spot transactions and derivatives        264,672       304,974        284,928    (6.6)       7.7
Accounts receivable, net                                       458,111       593,495        620,068      4.5      35.4
Property, plant and equipment, net                             309,640       320,592        323,169      0.8       4.4
Operating leases, net                                              860           843            826    (2.1)     (4.0)
Foreclosed assets, net                                          22,683        19,013         18,691    (1.7)    (17.6)
Prepaid expenses and deferred charges                          270,899       233,694        240,651      3.0    (11.2)
Goodwill, net                                                  500,290       479,774        477,867    (0.4)     (4.5)
Other assets, net                                              305,331       311,951        419,256     34.4      37.3
Reappraisal of assets                                          942,271     1,059,914        981,797    (7.4)       4.2
Total assets                                                46,407,275    52,255,434     53,511,448      2.4      15.3
LIABILITIES
DEPOSITS
  Checking accounts                                          7,535,024     7,123,361      7,923,065     11.2       5.1
  Time deposits                                              9,511,817    11,160,760     11,698,979      4.8      23.0
  Savings deposits                                          12,952,630    15,191,914     16,192,024      6.6      25.0
  Other                                                        232,110       288,659        285,776    (1.0)      23.1
Total deposits                                              30,231,580    33,764,694     36,099,844      6.9      19.4
Bankers' acceptances, spot transactions and derivatives        201,103       378,084        385,328      1.9      91.6
Interbank borrowings and overnight funds                     2,016,836     1,786,047        681,779   (61.8)    (66.2)
Borrowings from banks and other                              2,551,776     2,398,638      2,326,310    (3.0)     (8.8)
Accrued interest payable                                       119,265       121,561        146,092     20.2      22.5
Other accounts payable                                         940,799       958,992      1,113,497     16.1      18.4
Bonds                                                        1,491,598     2,522,792      2,546,678      0.9      70.7
Estimated Liabilities                                          251,827       407,062        303,763   (25.4)      20.6
Other liabilities                                              251,457       223,854        338,119     51.0      34.5
Total liabilities                                           38,056,240    42,561,723     43,941,410      3.2      15.5
Total shareholders' equity                                   8,351,035     9,693,711      9,570,038    (1.3)      14.6
Total liabilities and shareholders' equity                  46,407,275    52,255,434     53,511,448      2.4      15.3

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BANCO DE BOGOTA
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

INCOME STATEMEYTD                                          Growth (%)        Month         Growth (%)
(Ps. Millions)                                            Jun-12     Jun-13   Jun-13 Vs.  May-13     Jun-13   Jun-13 Vs.
                                                                                Jun-12                          May-13

INTEREST INCOME
  Interest on loans                                      1,432,930   1,572,240      9.7    259,885    259,997        0.0
  Interest on investment securities                        167,725    264,055      57.4     15,668      7,795     (50.3)
  Interbank and overnight funds                             30,998     32,239       4.0      1,637      8,058      392.3
  Financial leases                                          51,503     68,139      32.3     11,207     10,764      (4.0)
Total Interest Income                                    1,683,157   1,936,673     15.1    288,397    286,614      (0.6)
INTEREST EXPENSE
  Checking accounts                                         42,267     45,997       8.8      6,864      6,566      (4.3)
  Time deposits                                            251,827    255,222       1.3     41,758     40,358      (3.4)
  Saving deposits                                          252,223    257,021       1.9     38,803     37,016      (4.6)
Total interest expense on deposits                         546,317    558,239       2.2     87,425     83,941      (4.0)
Borrowings from banks and others                            45,914     34,517     (24.8)     5,454      5,632        3.3
Interbank and overnight funds (expenses)                    16,778      8,982     (46.5)   (1,230)      5,516    (548.4)
Bonds                                                       48,897     62,960      28.8     12,051     10,980      (8.9)
Total interest expense                                     657,905    664,699       1.0    103,700    106,069        2.3
Net Interest Income                                      1,025,251   1,271,975     24.1    184,697    180,545      (2.2)
Provisions for loan and financial lease losses, accrued
interest and other, net                                    165,536    269,821      63.0     49,467     51,696        4.5
Recovery of charged-off assets                             (19,874)   (27,561)     38.7    (5,511)     (5,864)       6.4
Provision for investment securities, foreclosed assets
and other assets                                             7,886      7,487      (5.1)       764      1,537      101.2
Recovery of provisions for investments securities,
foreclosed assets and other assets                            (611)    (4,900)    701.8    (3,711)       (493)    (86.7)
Total provisions, net                                      152,937    244,848      60.1     41,009     46,875       14.3
Net interest income after provisions                       872,314   1,027,127     17.7    143,688    133,671      (7.0)
FEES AND OTHER SERVICES INCOME
  Commissions from banking services                        257,745    271,698       5.4     47,359     45,914      (3.1)
  Branch network services                                   14,477     14,597       0.8      2,503      2,570        2.7
  Credit card merchant fees                                 27,806     33,280      19.7      5,726      5,853        2.2
  Checking fees                                             19,619     17,146     (12.6)     2,991      2,654     (11.3)
  Other                                                      2,215      2,408       8.7        282        266      (5.6)
Total fees and other services income                       321,863    339,129       5.4     58,862     57,258      (2.7)
Fees and other services expenses                            67,811     68,122       0.5     10,093      9,984      (1.1)
Fees and other services income, net                        254,052    271,007       6.7     48,769     47,274      (3.1)
OTHER OPERATING INCOME
  Foreign exchange (losses) gains, net                    (121,304)   191,071    (257.5)    91,888     28,126     (69.4)
  Gains (losses) on derivative operations, net             154,646   (116,375)   (175.3)  (67,521)    (13,879)    (79.4)
  Gains on sales of investments in equity securities,
    net                                                          -          -      N.A.          -          -       N.A.
  Dividend Income                                          323,854    446,109      37.8     56,824     73,105       28.7
  Other                                                      1,349      1,360       0.8        245        207     (15.7)
Total other operating income                               358,545    522,165      45.6     81,436     87,559        7.5
Total operating income                                   1,484,912   1,820,299     22.6    273,893    268,503      (2.0)
OPERATING EXPENSES
  Salaries and employee benefits                           226,359    259,054      14.4     43,743     43,000      (1.7)
  Bonus plan payments                                        5,481      5,562       1.5        225         83     (62.9)
  Termination payments                                         785        185     (76.4)        19          3     (84.7)
  Administrative and other expenses                        394,803    474,839      20.3     79,040     79,321        0.4
  Insurance on deposit, net                                 39,894     46,354      16.2      7,715      8,179        6.0
  Charitable and other donation expenses                     1,387         72     (94.8)       (0)          -       N.A.
  Depreciation                                              22,391     25,264      12.8      4,137      4,304        4.0
  Goodwill amortization                                     10,509     11,233       6.9      1,865      1,908        2.3
Total operating expenses                                   701,609    822,563      17.2    136,743    136,798        0.0
Net operating income                                       783,302    997,736      27.4    137,150    131,705      (4.0)
NON-OPERATING INCOME (EXPENSE)
  Other income                                              47,463     59,361      25.1      8,265      8,538        3.3
  Other expenses                                            10,847     17,640      62.6      2,422      2,084     (14.0)
Non-operating income (expense), net                         36,616     41,721      13.9      5,842      6,454       10.5
Income before income tax expense                           819,918   1,039,457     26.8    142,992    138,159      (3.4)
Income tax expense                                         202,226    256,976      27.1     35,780     30,189     (15.6)
Net income                                                 617,692    782,481      26.7    107,212    107,969        0.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

BALANCE SHEET	As of			Growth (%)	
(Ps. Millions)	Jun-12	May-13	Jun-13	Jun-13 Vs. May-13	Jun-13 Vs. Jun-12
ASSETS					
CASH AND CASH EQUIVALENTS					
Cash and due from banks	1,842,576	1,656,737	2,147,116	29.6	16.5
Interbank and overnight funds	276,715	209,894	287,969	37.2	4.1
Total Cash and cash equivalents	**2,119,291**	**1,866,631**	**2,435,085**	**30.5**	**14.9**
INVESTMENT SECURITIES					
Debt securities	2,234,484	2,580,340	2,879,853	11.6	28.9
Trading	764,324	1,275,043	1,410,675	10.6	84.6
Available for Sale	824,434	823,752	905,966	10.0	9.9
Held to maturity	645,725	481,545	563,213	17.0	(12.8)
Equity securities	1,032,679	1,446,017	1,438,830	(0.5)	39.3
Trading	-	5,083	5,074	(0.2)	N.A.
Available for Sale	1,032,679	1,440,934	1,433,756	(0.5)	38.8
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	**3,267,162**	**4,026,356**	**4,318,683**	**7.3**	**32.2**
LOANS AND FINANCIAL LEASES					
Commercial loans	8,773,077	9,668,631	9,874,690	2.1	12.6
Consumer loans	3,031,499	3,766,890	3,823,162	1.5	26.1
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	-	3,354	4,579	36.5	N.A.
Financial leases	3,658,095	4,071,853	4,182,051	2.7	14.3
Allowance for loans and financial leases losses	(605,190)	(661,969)	(671,904)	1.5	11.0
Total loans and financial leases, net	**14,857,480**	**16,848,759**	**17,212,579**	**2.2**	**15.9**
Interest accrued on loans and financial leases	141,713	159,295	164,134	3.0	15.8
Allowance on Interest accrued on loans and financial leases	(18,194)	(20,482)	(20,474)	(0.0)	12.5
Interest accrued on loans and financial leases, net	**123,519**	**138,813**	**143,660**	**3.5**	**16.3**
Bankers' acceptances, spot transactions and derivatives	31,615	91,605	92,285	0.7	191.9
Accounts receivable, net	353,470	394,721	402,408	1.9	13.8
Property, plant and equipment, net	290,752	260,984	244,541	(6.3)	(15.9)
Operating leases, net	358,514	352,204	355,990	1.1	(0.7)
Foreclosed assets, net	25,457	28,277	25,186	(10.9)	(1.1)
Prepaid expenses and deferred charges	135,705	134,110	136,182	1.5	0.4
Goodwill, net	25,016	23,652	23,519	(0.6)	(6.0)
Other assets, net	308,284	347,671	338,186	(2.7)	9.7
Reappraisal of assets	371,731	389,930	393,545	0.9	5.9
Total assets	**22,267,996**	**24,903,713**	**26,121,850**	**4.9**	**17.3**
LIABILITIES					
DEPOSITS					
Checking accounts	4,094,617	3,725,337	4,449,910	19.4	8.7
Time deposits	2,899,743	3,939,228	3,964,658	0.6	36.7
Savings deposits	5,647,336	7,452,069	7,309,729	(1.9)	29.4
Other	294,076	163,152	221,014	35.5	(24.8)
Total deposits	**12,935,773**	**15,279,787**	**15,945,311**	**4.4**	**23.3**
Bankers' acceptances, spot transactions and derivatives	29,039	105,437	100,105	(5.1)	244.7
Interbank borrowings and overnight funds	1,602,053	371,670	845,306	127.4	(47.2)
Borrowings from banks and other	1,705,219	2,010,178	2,045,252	1.7	19.9
Accrued interest payable	61,227	68,193	94,149	38.1	53.8
Other accounts payable	548,123	489,480	540,302	10.4	(1.4)
Bonds	2,012,087	2,765,477	2,765,477	-	37.4
Estimated Liabilities	135,275	148,366	124,628	(16.0)	(7.9)
Other liabilities	130,714	118,614	137,704	16.1	5.3
Total liabilities	**19,159,510**	**21,357,202**	**22,598,233**	**5.8**	**17.9**
Total shareholders' equity	**3,108,485**	**3,546,511**	**3,523,616**	**(0.6)**	**13.4**
Total liabilities and shareholders' equity	**22,267,996**	**24,903,713**	**26,121,850**	**4.9**	**17.3**

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-12	Jun-13	Jun-13 Vs. Jun-12	May-13	Jun-13	Jun-13 Vs. May-13
INTEREST INCOME						
Interest on loans	661,220	719,326	8.8	118,286	118,330	0.0
Interest on investment securities	67,682	32,295	(52.3)	(3,073)	(16,809)	446.9
Interbank and overnight funds	24,992	21,251	(15.0)	4,215	3,657	(13.2)
Financial leases	196,822	217,906	10.7	35,196	34,424	(2.2)
Total Interest Income	**950,716**	**990,779**	**4.2**	**154,624**	**139,602**	**(9.7)**
INTEREST EXPENSE						
Checking accounts	4,260	4,966	16.6	769	817	6.1
Time deposits	77,487	106,930	38.0	17,468	16,753	(4.1)
Saving deposits	136,019	115,352	(15.2)	19,373	19,043	(1.7)
Total interest expense on deposits	**217,766**	**227,248**	**4.4**	**37,610**	**36,613**	**(2.7)**
Borrowings from banks and others	41,470	31,858	(23.2)	5,089	4,956	(2.6)
Interbank and overnight funds (expenses)	8,337	11,677	40.1	4,444	1,079	(75.7)
Bonds	79,967	79,382	(0.7)	13,038	13,225	1.4
Total interest expense	**347,540**	**350,165**	**0.8**	**60,182**	**55,872**	**(7.2)**
Net Interest Income	**603,176**	**640,614**	**6.2**	**94,442**	**83,730**	**(11.3)**
Provisions for loan and financial lease losses, accrued interest and other, net	128,597	186,098	44.7	28,223	27,893	(1.2)
Recovery of charged-off assets	(21,696)	(26,231)	20.9	(3,071)	(3,420)	11.4
Provision for investment securities, foreclosed assets and other assets	3,408	5,118	50.2	1,396	47	(96.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,177)	(3,652)	67.7	(767)	(1,808)	135.8
Total provisions, net	**108,132**	**161,334**	**49.2**	**25,781**	**22,711**	**(11.9)**
Net interest income after provisions	**495,043**	**479,280**	**(3.2)**	**68,661**	**61,019**	**(11.1)**
FEES AND OTHER SERVICES INCOME						
Commissions from banking services	82,680	84,428	2.1	14,024	15,260	8.8
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	37,059	45,233	22.1	7,776	7,569	(2.7)
Checking fees	11,132	10,300	(7.5)	1,834	1,593	(13.1)
Other	15,551	15,165	(2.5)	2,853	2,698	(5.4)
Total fees and other services income	**146,422**	**155,126**	**5.9**	**26,488**	**27,120**	**2.4**
Fees and other services expenses	54,631	60,848	11.4	11,203	11,427	2.0
Fees and other services income, net	**91,791**	**94,279**	**2.7**	**15,284**	**15,693**	**2.7**
OTHER OPERATING INCOME						
Foreign exchange (losses) gains, net	2,392	25,612	970.7	12,471	2,216	(82.2)
Gains (losses) on derivative operations, net	14,806	(15,700)	(206.0)	(13,785)	(140)	(99.0)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	67,391	93,053	38.1	226	9,539	4,119.7
Other	84,497	88,964	5.3	15,086	15,086	(0.0)
Total other operating income	**169,087**	**191,930**	**13.5**	**13,998**	**26,700**	**90.7**
Total operating income	**755,921**	**765,489**	**1.3**	**97,944**	**103,413**	**5.6**
OPERATING EXPENSES						
Salaries and employee benefits	150,087	160,463	6.9	27,375	26,169	(4.4)
Bonus plan payments	9,752	11,200	14.8	2,593	1,683	(35.1)
Termination payments	2,006	2,076	3.5	346	346	-
Administrative and other expenses	194,495	224,160	15.3	42,503	40,964	(3.6)
Insurance on deposit, net	19,248	22,234	15.5	3,789	3,942	4.0
Charitable and other donation expenses	1,396	28	(98.0)	4	6	41.7
Depreciation	62,739	67,063	6.9	11,294	11,643	3.1
Goodwill amortization	705	753	6.7	124	133	6.9
Total operating expenses	**440,428**	**487,977**	**10.8**	**88,029**	**84,884**	**(3.6)**
Net operating income	**315,493**	**277,513**	**(12.0)**	**9,915**	**18,529**	**86.9**
NON-OPERATING INCOME (EXPENSE)						
Other income	16,687	20,028	20.0	942	608	(35.4)
Other expenses	9,616	10,912	13.5	3,755	2,295	(38.9)
Non-operating income (expense), net	**7,071**	**9,116**	**28.9**	**(2,813)**	**(1,687)**	**(40.0)**
Income before income tax expense	**322,565**	**286,629**	**(11.1)**	**7,102**	**16,842**	**137.1**
Income tax expense	98,948	71,915	(27.3)	3,814	4,235	11.0
Net Income	**223,616**	**214,714**	**(4.0)**	**3,288**	**12,607**	**283.4**

BANCO POPULAR

UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

BALANCE SHEET	As of			Growth (%)	
(Ps. Millions)	Jun-12	May-13	Jun-13	Jun-13 Vs. May-13	Jun-13 Vs. Jun-12
ASSETS					
CASH AND CASH EQUIVALENTS					
Cash and due from banks	785,216	892,429	1,107,706	24.1	41.1
Interbank and overnight funds	65,257	359,298	220,246	(38.7)	237.5
Total Cash and cash equivalents	**850,472**	**1,251,726**	**1,327,952**	**6.1**	**56.1**
INVESTMENT SECURITIES					
Debt securities	1,758,173	1,660,200	1,885,360	13.6	7.2
Trading	194,533	376,404	260,555	(30.8)	33.9
Available for Sale	1,017,682	731,690	939,930	28.5	(7.6)
Held to maturity	545,958	552,106	684,876	24.0	25.4
Equity securities	423,780	519,779	517,905	(0.4)	22.2
Trading	33,322	34,141	38,380	12.4	15.2
Available for Sale	390,458	485,638	479,525	(1.3)	22.8
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	**2,181,953**	**2,179,978**	**2,403,265**	**10.2**	**10.1**
LOANS AND FINANCIAL LEASES					
Commercial loans	4,888,917	4,719,260	4,777,637	1.2	(2.3)
Consumer loans	5,860,119	6,411,404	6,403,548	(0.1)	9.3
Microcredit	16,960	14,329	14,230	(0.7)	(16.1)
Mortgage loans	88,421	87,674	88,336	0.8	(0.1)
Financial leases	296,619	307,377	302,525	(1.6)	2.0
Allowance for loans and financial leases losses	(423,902)	(455,281)	(456,948)	0.4	7.8
Total loans and financial leases, net	**10,727,134**	**11,084,763**	**11,129,327**	**0.4**	**3.7**
Interest accrued on loans and financial leases	120,913	121,299	118,228	(2.5)	(2.2)
Allowance on Interest accrued on loans and financial leases	(9,686)	(9,369)	(8,668)	(7.5)	(10.5)
Interest accrued on loans and financial leases, net	**111,228**	**111,930**	**109,560**	**(2.1)**	**(1.5)**
Bankers' acceptances, spot transactions and derivatives	446	500	320	(35.9)	(28.2)
Accounts receivable, net	89,566	38,050	43,249	13.7	(51.7)
Property, plant and equipment, net	136,370	158,332	159,146	0.5	16.7
Operating leases, net	397	425	419	(1.5)	5.7
Foreclosed assets, net	8,346	11,372	11,681	2.7	40.0
Prepaid expenses and deferred charges	124,637	90,860	83,297	(8.3)	(33.2)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	124,941	127,998	130,600	2.0	4.5
Reappraisal of assets	352,896	356,147	356,625	0.1	1.1
Total assets	**14,708,386**	**15,412,081**	**15,755,444**	**2.2**	**7.1**
LIABILITIES					
DEPOSITS					
Checking accounts	1,673,510	1,436,506	1,783,583	24.2	6.6
Time deposits	2,041,494	1,901,319	1,697,814	(10.7)	(16.8)
Savings deposits	5,851,098	6,540,269	6,878,127	5.2	17.6
Other	49,899	59,986	67,818	13.1	35.9
Total deposits	**9,616,001**	**9,938,081**	**10,427,341**	**4.9**	**8.4**
Bankers' acceptances, spot transactions and derivatives	451	554	399	(28.0)	(11.6)
Interbank borrowings and overnight funds	14,677	6,677	-	(100.0)	(100.0)
Borrowings from banks and other	542,923	203,282	210,972	3.8	(61.1)
Accrued interest payable	35,526	29,890	29,260	(2.1)	(17.6)
Other accounts payable	427,050	496,871	468,531	(5.7)	9.7
Bonds	1,551,375	1,937,787	1,890,212	(2.5)	21.8
Estimated Liabilities	236,189	228,402	198,296	(13.2)	(16.0)
Other liabilities	345,444	364,750	336,232	(7.8)	(2.7)
Total liabilities	**12,769,636**	**13,206,293**	**13,561,242**	**2.7**	**6.2**
Total shareholders' equity	**1,938,750**	**2,205,788**	**2,194,202**	**(0.5)**	**13.2**
Total liabilities and shareholders' equity	**14,708,386**	**15,412,081**	**15,755,443**	**2.2**	**7.1**

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-12	Jun-13	Jun-13 Vs. Jun-12	May-13	Jun-13	Jun-13 Vs. May-13
INTEREST INCOME						
Interest on loans	687,075	712,138	3.6	116,686	116,825	0.1
Interest on investment securities	76,939	53,689	(30.2)	(5,118)	(4,950)	(3.3)
Interbank and overnight funds	9,257	8,389	(9.4)	1,232	1,186	(3.7)
Financial leases	17,732	18,277	3.1	3,041	2,704	(11.1)
Total Interest Income	**791,002**	**792,493**	**0.2**	**115,840**	**115,766**	**(0.1)**
INTEREST EXPENSE						
Checking accounts	9,791	5,202	(46.9)	679	755	11.3
Time deposits	64,179	52,093	(18.8)	8,281	7,754	(6.4)
Saving deposits	119,673	110,428	(7.7)	17,163	17,499	2.0
Total interest expense on deposits	**193,643**	**167,722**	**(13.4)**	**26,123**	**26,008**	**(0.4)**
Borrowings from banks and others	17,665	6,696	(62.1)	490	471	(3.8)
Interbank and overnight funds (expenses)	3,327	2,005	(39.7)	180	111	(38.1)
Bonds	58,721	55,518	(5.5)	9,072	8,745	(3.6)
Total interest expense	**273,356**	**231,940**	**(15.2)**	**35,864**	**35,336**	**(1.5)**
Net Interest Income	**517,646**	**560,552**	**8.3**	**79,976**	**80,430**	**0.6**
Provisions for loan and financial lease losses, accrued interest and other, net	58,937	62,498	6.0	7,933	17,510	120.7
Recovery of charged-off assets	(7,629)	(7,443)	(2.4)	(2,004)	(938)	(53.2)
Provision for investment securities, foreclosed assets and other assets	1,493	1,851	24.0	273	698	155.9
Recovery of provisions for investments securities, foreclosed assets and other assets	(903)	(544)	(39.8)	(68)	(61)	(10.3)
Total provisions, net	**51,898**	**56,362**	**8.6**	**6,135**	**17,209**	**180.5**
Net interest income after provisions	**465,748**	**504,190**	**8.3**	**73,841**	**63,221**	**(14.4)**
FEES AND OTHER SERVICES INCOME						
Commissions from banking services	37,915	42,347	11.7	7,370	7,609	3.2
Branch network services	60	60	-	10	10	-
Credit card merchant fees	2,743	3,015	9.9	476	504	6.0
Checking fees	1,891	1,676	(11.4)	301	241	(19.7)
Other	5,196	3,974	(23.5)	643	556	(13.5)
Total fees and other services income	**47,805**	**51,071**	**6.8**	**8,799**	**8,921**	**1.4**
Fees and other services expenses	15,249	18,704	22.7	3,240	3,535	9.1
Fees and other services income, net	**32,556**	**32,367**	**(0.6)**	**5,559**	**5,386**	**(3.1)**
OTHER OPERATING INCOME						
Foreign exchange (losses) gains, net	(1,045)	2,298	(319.9)	799	383	(52.0)
Gains (losses) on derivative operations, net	15	(226)	(1,638.2)	(152)	(1)	(99.2)
Gains on sales of investments in equity securities, net	(2)	-	(100.0)	0	-	(100.0)
Dividend Income	21,405	23,024	7.6	112	414	268.3
Other	650	749	15.3	181	118	(34.8)
Total other operating income	**21,022**	**25,845**	**22.9**	**941**	**914**	**(2.9)**
Total operating income	**519,326**	**562,403**	**8.3**	**80,341**	**69,521**	**(13.5)**
OPERATING EXPENSES						
Salaries and employee benefits	113,597	113,792	0.2	19,709	19,027	(3.5)
Bonus plan payments	2,339	2,157	(7.8)	122	470	285.0
Termination payments	58	182	212.7	38	-	(100.0)
Administrative and other expenses	143,457	162,302	13.1	24,311	25,990	6.9
Insurance on deposit, net	14,608	14,746	0.9	2,498	2,425	(2.9)
Charitable and other donation expenses	686	717	4.5	119	119	(0.0)
Depreciation	9,867	10,762	9.1	1,811	1,821	0.6
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	**284,611**	**304,658**	**7.0**	**48,608**	**49,851**	**2.6**
Net operating income	**234,716**	**257,745**	**9.8**	**31,733**	**19,670**	**(38.0)**
NON-OPERATING INCOME (EXPENSE)						
Other income	37,830	80,427	112.6	11,730	22,252	89.7
Other expenses	5,939	6,812	14.7	1,772	986	(44.4)
Non-operating income (expense), net	**31,891**	**73,615**	**130.8**	**9,957**	**21,266**	**113.6**
Income before income tax expense	**266,607**	**331,360**	**24.3**	**41,691**	**40,936**	**(1.8)**
Income tax expense	85,978	110,476	28.5	12,451	15,190	22.0
Net income	**180,629**	**220,884**	**22.3**	**29,240**	**25,746**	**(11.9)**

Banco AV Villas

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

BALANCE SHEET	As of			Growth (%)	
(Ps. Millions)	Jun-12	May-13	Jun-13	Jun-13 Vs. May-13	Jun-13 Vs. Jun-12
ASSETS					
CASH AND CASH EQUIVALENTS					
Cash and due from banks	572,075	698,590	652,073	(6.7)	14.0
Interbank and overnight funds	4,622	201,799	107,528	(46.7)	2,226.7
Total Cash and cash equivalents	**576,696**	**900,389**	**759,601**	**(15.6)**	**31.7**
INVESTMENT SECURITIES					
Debt securities	1,836,171	2,057,176	2,160,319	5.0	17.7
Trading	448,621	466,204	485,815	4.2	8.3
Available for Sale	1,069,478	1,277,388	1,362,999	6.7	27.4
Held to maturity	318,071	313,584	311,506	(0.7)	(2.1)
Equity securities	11,725	18,066	11,768	(34.9)	0.4
Trading	169	6,297	-	(100.0)	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,189)	(2,253)	(2,261)	0.4	3.3
Total investment securities, net	**1,845,707**	**2,072,988**	**2,169,826**	**4.7**	**17.6**
LOANS AND FINANCIAL LEASES					
Commercial loans	2,197,850	2,391,631	2,514,621	5.1	14.4
Consumer loans	2,592,294	2,860,747	2,870,266	0.3	10.7
Microcredit	21,785	15,228	14,627	(3.9)	(32.9)
Mortgage loans	740,101	836,226	852,391	1.9	15.2
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(254,000)	(288,098)	(284,996)	(1.1)	12.2
Total loans and financial leases, net	**5,298,030**	**5,815,733**	**5,966,909**	**2.6**	**12.6**
Interest accrued on loans and financial leases	66,208	68,834	71,269	3.5	7.6
Allowance on Interest accrued on loans and financial leases	(7,450)	(8,949)	(9,078)	1.4	21.8
Interest accrued on loans and financial leases, net	**58,757**	**59,885**	**62,191**	**3.9**	**5.8**
Bankers' acceptances, spot transactions and derivatives	885	100	101	1.3	(88.6)
Accounts receivable, net	44,686	40,893	41,275	0.9	(7.6)
Property, plant and equipment, net	116,605	107,934	106,633	(1.2)	(8.6)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	3,876	4,680	4,940	5.6	27.5
Prepaid expenses and deferred charges	52,249	47,183	48,276	2.3	(7.6)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	49,613	37,487	62,059	65.5	25.1
Reappraisal of assets	169,392	217,320	217,816	0.2	28.6
Total assets	**8,216,497**	**9,304,592**	**9,439,627**	**1.5**	**14.9**
LIABILITIES					
DEPOSITS					
Checking accounts	502,636	634,206	680,315	7.3	35.3
Time deposits	2,258,244	2,493,933	2,427,339	(2.7)	7.5
Savings deposits	3,500,634	3,844,202	3,969,342	3.3	13.4
Other	32,163	38,359	34,573	(9.9)	7.5
Total deposits	**6,293,677**	**7,010,700**	**7,111,569**	**1.4**	**13.0**
Bankers' acceptances, spot transactions and derivatives	-	449	563	25.4	N.A.
Interbank borrowings and overnight funds	579,674	808,782	851,979	5.3	47.0
Borrowings from banks and other	96,418	78,805	77,036	(2.2)	(20.1)
Accrued interest payable	22,462	25,529	25,160	(1.4)	12.0
Other accounts payable	123,242	137,709	124,521	(9.6)	1.0
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	70,305	82,478	90,467	9.7	28.7
Other liabilities	43,993	40,430	51,420	27.2	16.9
Total liabilities	**7,229,771**	**8,184,881**	**8,332,714**	**1.8**	**15.3**
Total shareholders' equity	**986,725**	**1,119,710**	**1,106,913**	**(1.1)**	**12.2**
Total liabilities and shareholders' equity	**8,216,497**	**9,304,592**	**9,439,627**	**1.5**	**14.9**

Banco AV Villas

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE, 2013

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jun-12	Jun-13	Jun-13 Vs. Jun-12	May-13	Jun-13	Jun-13 Vs. May-13
INTEREST INCOME						
Interest on loans	349,654	389,184	11.3	64,958	64,794	(0.3)
Interest on investment securities	66,107	106,700	61.4	17,513	14,012	(20.0)
Interbank and overnight funds	3,392	3,115	(8.2)	416	320	(23.0)
Financial leases	-	-	N.A.	-	-	N.A.
Total interest income	**419,154**	**499,000**	**19.0**	**82,887**	**79,126**	**(4.5)**
INTEREST EXPENSE						
Checking accounts	782	1,191	52.2	267	170	(36.5)
Time deposits	62,789	60,614	(3.5)	9,887	9,322	(5.7)
Saving deposits	42,933	42,860	(0.2)	7,073	6,198	(12.4)
Total interest expense on deposits	**106,505**	**104,665**	**(1.7)**	**17,226**	**15,689**	**(8.9)**
Borrowings from banks and others	3,969	2,244	(43.5)	365	329	(9.8)
Interbank and overnight funds (expenses)	12,402	9,326	(24.8)	1,065	1,438	35.0
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	**122,875**	**116,235**	**(5.4)**	**18,657**	**17,456**	**(6.4)**
Net interest income	**296,279**	**382,765**	**29.2**	**64,231**	**61,671**	**(4.0)**
Provisions for loan and financial lease losses, accrued interest and other, net	55,145	95,903	73.9	14,240	7,326	(48.6)
Recovery of charged-off assets	(13,726)	(10,760)	(21.6)	(1,898)	(2,155)	13.6
Provision for investment securities, foreclosed assets and other assets	1,061	942	(11.2)	180	198	9.7
Recovery of provisions for investments securities, foreclosed assets and other assets	(986)	(1,127)	14.3	(264)	(585)	121.4
Total provisions, net	**41,494**	**84,958**	**104.7**	**12,259**	**4,784**	**(61.0)**
Net interest income after provisions	**254,784**	**297,807**	**16.9**	**51,972**	**56,886**	**9.5**
FEES AND OTHER SERVICES INCOME						
Commissions from banking services	72,358	75,789	4.7	12,824	12,530	(2.3)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	6,058	7,344	21.2	1,240	1,307	5.4
Checking fees	3,917	3,700	(5.6)	659	579	(12.1)
Other	17,621	21,867	24.1	3,682	3,832	4.1
Total fees and other services income	**99,955**	**108,700**	**8.7**	**18,405**	**18,248**	**(0.9)**
Fees and other services expenses	27,195	31,855	17.1	5,499	5,548	0.9
Fees and other services income, net	**72,760**	**76,845**	**5.6**	**12,906**	**12,700**	**(1.6)**
OTHER OPERATING INCOME						
Foreign exchange (losses) gains, net	(735)	1,160	(257.8)	453	183	(59.6)
Gains (losses) on derivative operations, net	1,100	(769)	(169.9)	(422)	(113)	(73.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend income	3,255	4,685	43.9	(0)	-	(100.0)
Other	-	3	N.A.	1	1	-
Total other operating income	**3,620**	**5,080**	**40.3**	**31**	**70**	**128.7**
Total operating income	**331,164**	**379,731**	**14.7**	**64,909**	**69,656**	**7.3**
OPERATING EXPENSES						
Salaries and employee benefits	74,627	76,436	2.4	12,773	12,436	(2.6)
Bonus plan payments	911	1,060	16.3	53	15	(71.9)
Termination payments	286	317	10.8	45	4	(91.3)
Administrative and other expenses	130,848	139,327	6.5	23,327	26,086	11.8
Insurance on deposit, net	9,237	10,317	11.7	1,743	1,769	1.5
Charitable and other donation expenses	529	300	(43.3)	-	300	N.A.
Depreciation	10,020	9,342	(6.8)	1,488	1,549	4.1
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	**226,458**	**237,099**	**4.7**	**39,428**	**42,159**	**6.9**
Net operating income	**104,706**	**142,633**	**36.2**	**25,481**	**27,497**	**7.9**
NON-OPERATING INCOME (EXPENSE)						
Other income	13,463	4,020	(70.1)	1,152	890	(22.7)
Other expenses	3,863	5,660	46.5	1,258	1,226	(2.6)
Non-operating income (expense), net	**9,600**	**(1,639)**	**(117.1)**	**(106)**	**(336)**	**216.2**
Income before income tax expense	**114,306**	**140,993**	**23.3**	**25,375**	**27,162**	**7.0**
Income tax expense	32,863	49,735	51.3	9,002	9,612	6.8
Net income	**81,442**	**91,258**	**12.1**	**16,373**	**17,549**	**7.2**